HOMETRUST BANCSHARES, INC.

10 Woodfin Street

Asheville, North Carolina 28801

March 17, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HomeTrust Bancshares, Inc.
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-270288)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HomeTrust Bancshares, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement to March 20, 2023 at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

HOMETRUST BANCSHARES, INC.

By:	/s/ Tony J. VunCannon
Name:	Tony J. VunCannon
Title:	Executive Vice President, Chief Financial
Officer, Corporate Secretary and Treasurer